CORPORATE ACCESS NUMBER: 2017896420

Government
of Alberta ■

BUSINESS CORPORATIONS ACT

# CERTIFICATE

# OF

# AMENDMENT

**BELLATRIX EXPLORATION LTD.**
AMENDED ITS ARTICLES ON 2017/07/01.

REGISTRAR OF CORPORATIONS

## CONSOLIDATION/SPLIT/EXCHANGE SCHEDULE

In accordance with Section 173(1)(f) of the Business Corporations Act by consolidating the issued and outstanding common shares of the above-named Corporation on the basis that each five (5) of such common shares shall become one (1) common share (the "Consolidation"). No fractional common shares of the above-named Corporation will be issued in connection with the Consolidation and the number of post-consolidation common shares of the above-named Corporation to be received by a holder will be rounded up, in the case of a fractional interest that is 0.5 or greater, or rounded down, in the case of a fractional interest that is less than 0.5, to the nearest whole number of common shares that such holder would otherwise be entitled to receive upon the implementation of the Consolidation.